Main Street Capital Corporation

April 27, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Karen L. Rossotto, Esq., Senior Counsel

Re:                             Main Street Capital Corporation

Pre-Effective Amendment No. 1
Registration Statement on Form N-2
(File No. 333-223483)

Dear Ms. Rossotto:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Main Street Capital Corporation (the “Company”) hereby respectfully requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on April 27, 2018 at 4:00 p.m. eastern time, or as soon thereafter as practicable.

MAIN STREET CAPITAL CORPORATION

By:	/s/ Jason B. Beauvais
Jason B. Beauvais
Senior Vice President, General Counsel, Chief Compliance Officer and Secretary